

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2011

Via E-mail
Ryan Schadel
President
Labor Smart, Inc.
375 Pine Bluff Drive
Dallas, Georgia 30157

> **Re:** **Labor Smart, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-177200**

Dear Mr. Schadel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your disclosure to identify your selling shareholders as underwriters. We believe that because your company is a shell company any selling shareholders reselling their shares in a registered offering are considered underwriters. Please reference SEC Release 33-8869 (2007). That Release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus.

Registration Statement Cover Page

2.   Please check the box to indicate that this offering is made pursuant to Rule 415.

Prospectus Cover Page

3.   Prominently identify the company as a shell company here and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company's shares.

4.   Please delete the last three sentences in the second paragraph discussing the nature of the OTC Bulletin Board. This is not appropriate disclosure for the cover page. Refer to Item 501 of Regulation S-K.

Company Business Overview, page 1

5.   Please revise to note in the third paragraph of this section that it is unlikely that you will earn significant revenues in the next several years. We note disclosure to this effect in the risk factor "The Continued Sale of our Equity Securities…" on page 8.

6.   Revise your disclosure to discuss why the company is becoming a reporting company in light of the fact that the your sole officer and director has no experience in managing a public reporting company and proceeds from your private offerings did not result in funds necessary to begin business operations, pay the costs of the offering and meet the costs of your reporting requirements.

7.   Revise to state that Ryan Schadel is the sole officer and director of the company. Disclose what proportion of his business time he will dedicate to the affairs of the company.

Risk Factors, page 6

8.   We note that you have not included any risk factors relating to the industry in which the company intends to operate. Please revise to include all material risks relating to the industry, or explain in your response why you do not believe that any such risks exist.

9.   Almost all of your risk factors could apply to any company in any industry and are somewhat repetitive. Please revise your risk factors to make them specific to your company, your proposed business and potential purchasers in the offering. Provide specific and, if appropriate, quantified detail to put each risk in context. As just one example, in the risk factor entitled "Because we have only recently commenced business operations, we face a high risk of business failure," discuss in sufficient detail the obstacles to implementing your specific business plan with the specific resources you have. As another example, in the risk factor entitled "Competitors with more resources

may force us out of business," clarify what is meant by the "market for customers" and discuss the competitive conditions in your industry in the particular location where you intend to being providing your services.

Purchasers in This Offering Will Have Limited Control…, page 7

10.   You state that management owns 93.8% of outstanding common stock, while elsewhere you state the percentage as 93.4%. Please revise or advise.

Because We Have Nominal Asset and No Revenue…, page 9

11.   It is not clear why the inability of the company to use Form S-8 or the requirement to file a Form 8-K on the occasion of a merger are material risks to shareholders. Please revise accordingly or advise.

Selling Shareholders, page 10

12.   Please revise the first sentence of this section. The 1,045,000 shares are not held by each of the selling shareholders but is the total of all their shares.

13.   Please provide a footnote to the table indicating that the fourth column presumes that all shares being registered are sold by the selling shareholders.

Selling Stockholder Table, page 12

14.   We note that Dana J. Schadel and Ryan Schadel share the last name. If appropriate, please disclose any family or other relationship between them.

Description of Business, page 18

15.   Please discuss in specific detail how you intend to operate your temporary staffing business. As just one example, discuss whether you intend to make wage, tax, health insurance and regulatory payments, including workers' compensation payments, for your temporary employees. As another example, discuss your expected hiring process.

16.   Disclose where you intend to begin providing your services. Describe the competitive conditions in the city or state where you intend to begin operations.

Management's Discussion and Analysis of Financial Condition…, page 21

17.   Your current business plan is overly vague. Revise to clarify and discuss in more detail your plan of operation in the form of milestones, indicating the specific steps needed to make the company operational and generating revenues, the timing of those steps in

weeks, months, or quarters, the costs, the source of funds and the expected date of first revenues.

18.   Revise to estimate your cash operating expenses for the next 12 months and the amount of capital you will need to raise to meet these operating expenses. In your discussion, specify how you anticipate funding the $36,100 registration costs described in Item 13 on page 28 since it is more than the amount of cash on hand and prepaid registration costs. Disclose this information elsewhere in the document, as appropriate, for example in the risk factor on page 7, "We May Not Be Able to Attain Profitability Without Additional Funding…." We note the disclosure in the third paragraph on page 1 under "Company Business Overview."

Capital Resources, page 21

19.   Disclose the amount of financing raised from private sales of equity to investors.

Directors, Executive Officers, Promoters and Control Persons, page 22

20.   Please revise throughout this section to avoid the suggestion that you have multiple officers and directors.

Business Experience of each Director and Executive Officer, page 22

21.   Please revise to provide more specific disclosure regarding Mr. Schadel's business background, particularly with respect to the last five years. Refer to Item 401(e) of Regulation S-K.

Employment Contracts and Officers Compensation, page 25

22.   We note the statement that any future compensation will be determined by the board of directors. Please revise to state that Ryan Schadel, as sole officer and director, will be able to set his own compensation. We note your disclosure in the second risk factor on page 7.

Transactions with Related Persons, Promoters and Certain Control Persons, page 25

23.   In the first paragraph on page 26 you refer to "all of the transactions above." Please revise to clarify to what transactions you refer, since no transactions have been disclosed.

Recent Sales of Unregistered Securities, page 28

24.   Please provide all the disclosure required by Item 701 of Regulation S-K. For example, for each sale, please disclose both the aggregate and per share price. Also provide the actual date of sale of each of the two transactions described as "as of September 22,

2011." Furthermore, revise to state which Securities Act exemption was relied upon in each instance. For each Regulation D offering, state whether you relied on Rule 504, 505 or 506.

25.   With respect to the third listed transaction, you state that 200,000 of the private placement shares were sold at $0.0025 per share. Yet in the first paragraph on page 10 under Selling Shareholders, you state that all 1,045,000 shares were sold at $0.02. Please revise to reconcile.

Undertakings

26.   Please revise to use the current wording of the undertakings. Refer to Item 512 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director